EXHIBIT 14.1

CODE OF BUSINESS CONDUCT
AND ETHICS

October 21, 2014

To all Platinum Employees:

Our success as a property and casualty reinsurance company is dependent upon our employees and our culture. In today’s business environment, it is critical that our clients and business partners have confidence and trust in Platinum. Ethical business practices help build a reputation that creates value and stature in the market place. Any activity by you that violates the law or is otherwise unethical, even if intended to benefit Platinum, is directly contrary to Platinum’s interests. Illegal or unethical conduct by any person associated with Platinum undermines our reputation as a trustworthy and ethical member of the community and the reinsurance industry.

Platinum has established a compliance and ethics program designed to prevent and detect violations of law and to promote an organizational culture that encourages ethical conduct and compliance with the law. The Code of Business Conduct and Ethics is the foundation of Platinum’s compliance program. By design, the Code goes beyond the requirements of applicable laws and industry practice. You must always comply with the Code to ensure that business decisions are aligned with Platinum’s commitment to ethical standards.

No single code of conduct can address every conceivable situation or ethical dilemma that you may face. If you have a question or a concern regarding the Code or its application in a particular situation, you should contact your Compliance Officer. Platinum has also established the AlertLine website and toll-free compliance hotline as a means for you to report concerns anonymously. Through the various reporting resources, we are committed to creating a work environment that fosters open communication and supports employees in reporting potential violations. Retaliation of any kind will not be tolerated.

Thank you for your continued commitment to ethical conduct, honesty and integrity.

Sincerely,
Michael D. Price
President and Chief Executive Officer
Platinum Underwriters Holdings, Ltd.

Table of Contents

Introduction	3
No Retaliation Policy	3
Compliance with Laws and Platinum’s Policies	4
Conflicts of Interest	4
Presentation/Honorarium Guidelines	7

Confidentiality and Privacy 7

Corporate Opportunities	8
Fair Dealing	9
Protection and Proper Use of Company Assets	9
Securities Laws and Insider Trading	10
Antitrust and OFAC Compliance	11
Accuracy of Company Records and Accounting Procedures	12
Records Management	13
Political Activity and Contributions	13
Electronic Communication & Social Media	13

Equal Employment Opportunity and Anti-Harassment 14

Health and Safety	15
Reporting Possible Violations, Asking for Help and Reporting Concerns	15
Waivers and Amendments	17
Your Employment at Platinum	17
Compliance Reporting Resources	18

Introduction

The Code of Business Conduct and Ethics (the “Code”) applies to Platinum Underwriters Holdings, Ltd. and its subsidiaries and to all Platinum employees, officers, and interns (collectively, “employees”) as well as directors and consultants. You each have an affirmative duty to report promptly any conduct that may violate the law or conflict with the Code or any of Platinum’s other policies and procedures. Any failure to report such conduct or failure to adhere to the law or the Code may have serious legal consequences and will result in disciplinary action, including, where appropriate, termination of employment.

When you begin employment, you must sign an acknowledgment confirming that you have read and understand the Code. The Company will also require an annual certification of compliance with the Code. However, failure to read the Code or sign an acknowledgment or annual certification does not excuse compliance with the Code.
In confirming your compliance with Code, you should note that (i) the Code may exceed minimum legal requirements or industry practice, and (ii) nothing contained in the Code should be construed as a binding interpretation of a legal requirement or industry practice.

No Retaliation Policy

The Company will not retaliate against anyone who, in good faith, notifies the Company of a possible violation of law or the Code or cooperates with an investigation of any potential violation. In addition, the Company will not permit retaliation by management or other employees or tolerate any harassment or intimidation of anyone who reports a possible violation. To the fullest extent possible, the Company will keep complaints and the terms of their resolution confidential.

Q: What is a “good faith” report?

A: Being motivated by a sincere belief or genuine concern or suspicion that a violation of the Code may have occurred. Making false reports and raising concerns with ulterior motives are never acceptable. Actual proof or first-hand knowledge is not necessarily required, but you should provide the Company with all the information you have.

Compliance with Laws and Company Policies

You must behave in an ethical manner and comply with all laws, rules and regulations that apply to our business affairs in the various jurisdictions in which the Company operates. It is the responsibility of each of you to know and follow the law in the particular jurisdiction. In addition, you must comply with the Code and all other Company policies and procedures that are applicable to you and/or that are posted on our Internal Information Network website.

Conflicts of Interest

Employees and directors must avoid any interest that conflicts or appears to conflict with the interests of the Company. A conflict of interest exists if your actions are, or could reasonably appear to be, influenced directly or indirectly by personal considerations, duties owed to or interests in persons or entities other than the Company, or by actual or potential personal benefit or gain. In general, you should avoid situations where your personal or other business interests conflict, or appear to conflict, with those of the Company.

Any time you believe that a conflict of interest may exist, it must be reported to and approved by your Compliance Officer and reported to the General Counsel of Platinum Holdings. A conflict of interest that involves an officer who is an Executive Vice President or above must be approved by the Board of Directors. Other potential conflicts of interest will be reported in due course to the Board of Directors.

Conflicts of Interest concerns can often be resolved through full disclosure

Although it is not possible to describe every conceivable conflict of interest, some situations in which conflicts of interest may arise, and therefore should be avoided, are:

(a) Family Members
A conflict of interest may arise if an employee’s or director’s family member works for a client, broker or other business partner. Before doing business on Platinum’s behalf with such an organization, you must disclose the situation to your Compliance Officer. In addition, employees who may influence an employment decision at the Company must avoid giving an unfair advantage to anyone with whom they have a personal relationship. In particular, employees may not hire relatives or attempt to influence any decisions about the employment or advancement of people related to or otherwise close to them. In the event that your relatives work for the Company, they may not report directly to you or vice versa.

Q: I am part of a committee that is responsible for selecting a third-party vendor to provide certain services to the Company. My brother-in-law runs a company that I believe would be a perfect fit. What should I do?

A: You can identify his Company as a possible vendor, but you must (i) disclose the connection to your Compliance Officer and the committee and (ii) recuse yourself from the selection process.

(b) Interests in Other Businesses

In general, employees, directors and their family members may not own, directly or indirectly, a significant financial interest in any company that does business or seeks to do business with Platinum or competes with Platinum in the reinsurance market. A significant financial interest is a factual determination that will vary for each individual (e.g., whether the financial interest could influence the individual’s objectivity or independence of judgment under the particular circumstances).

Non-employee directors may not have significant financial interests in or be affiliated with a company with whom Platinum does business or proposes to do business unless the director:

(i)	discloses any such relationship promptly after the director becomes aware of it,

(ii)	removes himself or herself from any Board activity that directly impacts the relationship between Platinum and any such company, and

(iii)	obtains prior approval of the Board of Directors (or its designated committee) for any transaction of which the director is aware between Platinum and any such company that is not in the ordinary course of business.

(c) Outside Employment
Employees are generally not permitted to take additional part-time jobs or do other work after hours, such as consulting, serving in certain capacities (e.g., arbitrator, mediator or expert witness, etc.) or other fee-earning services, in the reinsurance industry or any related business. The duties of non-employee directors relating to employment and changes in employment are set forth in the Company’s Corporate Governance Guidelines.

Q: I am considering working on weekends at a department store during the holiday season, is that permitted?

A: Yes, you can work part-time at the department store provided the second job does not interfere with your employment at Platinum.

(d) Service on Boards
Serving as a director of another corporation, for-profit organization or government agency may create a conflict of interest. Before accepting an appointment to the board or a committee of any organization whose interests may conflict with Platinum’s interests, an employee must discuss it with and obtain approval from his or her Compliance Officer. The duties of non-employee directors relating to directorships with other companies are set forth in the Company’s Corporate Governance Guidelines.

Q: I have been nominated for a position on the board of a local charitable organization, if elected can I accept the position?

A: Yes, you can accept positions with non-profit organizations without obtaining approval from your Compliance Officer as long as the organization’s interests do not conflict with Platinum’s interests.

(e) Loans
The Company will not extend credit in the form of personal loans to, or guarantee any obligation of, you or your family members.

(f) Gifts and Entertainment
Platinum is dedicated to treating fairly and impartially all persons and firms with whom it does business and will not seek or grant special considerations. Therefore, you must not give or receive gifts, entertainment or gratuities that could influence or be perceived to influence business decisions.

You must never solicit a gift or favor from brokers, clients or other business partners. You may not accept gifts of cash or cash equivalents. However, you may accept novelty or promotional items or modest gifts related to commonly recognized occasions (such as a promotion, holiday, wedding or retirement) and invitations to a sporting activity, entertainment or meal if such gift or entertainment: (i) is reasonable and customary, and (ii) would not embarrass the Company or the people involved if publicly disclosed. When in doubt, gifts or entertainment should be disclosed to your Compliance Office or the General Counsel of Platinum Holdings. Likewise, gifts of nominal value and reasonable entertainment may be provided to clients, brokers, potential clients and other business partners are permitted. However, any such gift or entertainment: (i) must be reasonable and customary, and (ii) must not embarrass Platinum or the recipient if publicly disclosed.

Q: Every holiday season, one of our brokers sends me several bottles of wine, can I accept the wine?

A: You must decide whether the gift is reasonable and customary under the circumstances. Depending on the value of the gift it may be acceptable (e.g., under $100), but you must be sure that such a gift will in no way influence your business judgment or be perceived as a basis for favoring the broker. If you are not sure you should accept the gift, speak to your Compliance Officer.

Under no circumstances can any bribe, kickback, illegal payment or gift of cash or cash equivalents be offered or accepted. Moreover, special rules may apply when dealing with government employees. In short, if you are not sure whether a specific gift or entertainment is permissible, or if you are dealing with a government employee, contact your Compliance Officer or the General Counsel of Platinum Holdings.

Presentation/Honorarium Guidelines

Before making presentations (i.e., speeches, seminars, teaching or writing an article or book) relating to work or the reinsurance industry, particularly if an honorarium or other compensation is being provided, employees must discuss these activities in advance with their Compliance Officer or the General Counsel.
You must avoid any disclosure of confidential, proprietary or sensitive business information. Clearance from the General Counsel is required in cases where presentations involving the Company are likely to be reported by the media.

Confidentiality and Privacy

You may have access to proprietary and confidential information concerning the Company’s business, clients, brokers and other business partners. You must keep such information confidential during your service to the Company as well as thereafter, and not use that confidential information other than in the course of your service. In addition, you may not disclose or communicate that confidential information except when authorized or legally required to do so. Further, attorney-client communications and attorney work product must be kept confidential and may not be disclosed without the prior written consent of the General Counsel.

Q: What is Proprietary and/or confidential information?

A: Confidential information can be any information that is not publicly available. Proprietary information is not publicly available and viewed as property by the company. Confidential information would include: personnel or employee information, including personal health information; materials received from third parties covered by non-disclosure agreements; financial information about Platinum; information regarding investments or investment practices; non-public personal financial or medical information of underlying insured or claimants; client or broker lists; pricing or other actuarial data or models.

Proprietary or confidential information obtained by you in other capacities (including former employment) should not be used in violation of any applicable restrictions on the use of such information. You should inform your manager and your Compliance Officer if you are subject to any such restrictions.

The theft or knowing receipt of stolen proprietary information is a crime in most jurisdictions. Should you be offered or discover another’s proprietary information or intellectual property, or become aware of the existence of misappropriated information, you should immediately contact your Compliance Officer.

To ensure the confidentiality of any personal information collected by or provided to the Company and to comply with applicable laws and regulations, any person in possession of non-public, personal information with respect to the Company’s employees, clients, potential clients or a client’s insureds or policyholders must maintain the highest degree of confidentiality and must not disclose such information without appropriate authorization.

Corporate Opportunities

Employees and directors may not compete with the Company. You may not take for yourself personally opportunities that are discovered through the use of Company property, information or position. You may not use Company property, information or position for personal gain. Similarly, all intellectual property rights with respect to any inventions, data, processes, computer software programs, models or discoveries that are made by you in the course of your service to the Company and that relate to the business of the Company belong to the Company.

Fair Dealing

When a company fails to negotiate, perform or market in good faith, it may seriously damage its reputation and lose the loyalty of its clients. You must deal honestly and fairly with the Company’s clients, brokers, competitors, regulators and employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation or other unfair business practice.

Protection and Proper Use of Company Assets

You have a responsibility to protect Company assets from loss, theft, misuse and waste. Company assets may be used only for legitimate business purposes. Incidental personal use of telephones, fax machines, copy machines, personal computers, email and similar equipment or systems is generally allowed if: (i) it is occasional, (ii) there is no significant additional cost to the Company, (iii) it does not interfere with work responsibilities, (iv) it is not related to an illegal activity or outside business, and (v) it does not otherwise violate the Code or Company policies. You are expected to use good judgment with respect to such incidental personal use.

Q: I am running in a race to raise money for cancer research. Can I email my colleagues at their Company email addresses to request donations?

A: Limited solicitations to employees in connection with charitable activities, including fund raising for a non-profit organization, are generally allowed with HR or Compliance Officer approval. Solicitations to all employees across multiple companies are generally not permitted.

Q: A colleague is involved with a family construction business and spends a considerable amount of time on the telephone in the office with construction clients and contractors. In addition, documents relating to the business are routinely faxed or delivered to the office. Although we all use the telephone, fax and email for some personal business, this constant use seems inappropriate.

A: Occasional use of Company assets is fine, but it cannot be excessive, interfere with work responsibilities or disturb other employees. Running a business with Company assets on Company time on a regular basis (as opposed to an incidental call or email or to respond to an emergency) is not appropriate. Speak to your Compliance Officer who will be able to provide further guidance.

Securities Laws and Insider Trading

Purchases and sales of the Company’s common and preferred shares and any other debt or equity securities that may be issued by Platinum Holdings or any of its subsidiaries (collectively, the “Platinum Securities”) are subject to regulation and potential criminal and civil liability under the federal securities laws. If you are in possession of material, non-public information regarding the Company or its business, operations or prospects, you may not disclose that information to anyone outside the Company and neither you nor any of your family members may purchase or sell Platinum Securities. Purchasing or selling Platinum Securities while you are in possession of material, non-public information regarding the Company is illegal. A violation is a serious offense and may result in termination of employment and/or prosecution. “Material information” is defined generally as information that likely would be considered important by a reasonable investor, including information that likely would have an effect on the market price of Platinum Securities. Information is considered to be “public” only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any question as to whether any information in your possession is material and/or non-public, please contact the General Counsel of Platinum Holdings.

Q: I want to sell shares of Platinum common stock but I am not sure if I have material, non-public information regarding recent catastrophe losses. What should I do?

A: If you are ever in doubt whether you have material, non-public information you should contact your Compliance Officer or the General Counsel. Common examples of material information would include:

•	Changes in senior management

•	Projections of future earnings or losses

•	Pending or threatened litigation

•	Potential merger or acquisition

In order to protect the Company and you from liability that could result from a violation of the applicable laws or regulations, the Company has implemented the following policy with respect to trading in Platinum Securities. You may engage in purchases or sales of Platinum Securities only during certain “open window” periods. Trades are permitted during the two-week “open window” period that begins on the second business day after the public release of Platinum’s quarterly earnings, unless the General Counsel has designated a “blackout” period as described below. Of course, neither you (nor any other person) may buy or sell Platinum Securities, even during open window periods, if you are in possession of material, non-public information concerning Platinum.

Trading is permitted during the period immediately following the open window period only with prior clearance from the General Counsel or the Chief Financial Officer (which clearance will be in effect for two business days following the grant of the clearance unless you are specifically advised otherwise).

No clearances for trading will be granted during the “blackout” period which covers the four weeks immediately preceding, and extends through the first business day following, the public release of Platinum’s quarterly earnings. In addition, the General Counsel has authority at any time to designate a “blackout” period over all trading in Platinum Securities (even during an open window period), as well as over trading in securities of companies with which the Company does or may do business or in which the Company invests or may invest. The existence of a blackout period designated by the General Counsel should be treated as confidential information.

Certain transactions in Platinum Securities may be completed at any time, such as the exercise of options granted by Platinum. However, the sale of any common shares received upon the exercise of options (in connection with a broker-assisted cashless exercise of options, for example) is subject to the securities trading policy outlined above.

Antitrust and OFAC Compliance

Antitrust laws promote competition and protect the free market system. Platinum acts in full compliance with all applicable antitrust laws. With respect to U.S. antitrust laws, the Antitrust Compliance Policy and Manual of Platinum Underwriters Reinsurance, Inc. provides a comprehensive discussion of your responsibilities under state and federal antitrust laws.

The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury administers and enforces economic and trade sanctions programs target certain countries and regimes, terrorists, and other individuals that threaten national security, foreign policy or the economy of the United States. Platinum complies with all of the OFAC regulations. More information regarding OFAC is available on the U.S. Department of the Treasury web site at http://www.treas.gov/offices/enforcement/ofac/. OFAC and Trade Sanction compliance is also addressed in certain policies and procedures adopted by the respective operating companies.

Accuracy of Company Records and Accounting Procedures

Accuracy, reliability and timeliness in the preparation of all financial and business records is mandated by law and is of critical importance to Platinum’s decision making process and to the proper discharge of Platinum’s financial, legal and reporting obligations. The books, records and disclosure provisions of the U.S. federal securities laws, the Foreign Corrupt Practices Act and other laws require the Company to maintain accurate books and records and to have in place adequate systems of disclosure controls and procedures and internal control over financial reporting. Such laws may provide for criminal and civil penalties for violations of these requirements.

All Company funds and assets must be recorded in accordance with Company procedures. All information you record or report on Platinum’s behalf, whether for Company purposes or for third parties, must be done accurately and honestly. All Company records (including accounts and financial statements) must be maintained in reasonable and appropriate detail, must be kept in a timely fashion, and must appropriately reflect Company transactions. No undisclosed or unrecorded funds or assets shall be established for any purpose. Falsifying records or keeping unrecorded funds and assets is a serious offense and may result in termination of employment and/or prosecution.

Information derived from Company records is provided to shareholders, investors and government agencies. The disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and other public communications made by the Company must be full, fair, accurate, timely and understandable. Therefore, Company records must conform not only to the Company’s internal and disclosure controls, but also to generally accepted accounting principles and other laws and regulations.

If you are unsure about the accounting treatment of a transaction or believe that a transaction has been improperly recorded, or you otherwise have a concern or complaint regarding an accounting or audit matter or Platinum’s internal accounting controls, you should confer with your Compliance Officer, the General Counsel, the internal audit officer or the Chairman of the Audit Committee.

Q: In order to avoid booking a large claim in the quarter, it is suggested that the claim be deferred to the next quarter so the current quarter’s results are consistent with market estimates. Is this acceptable?

A: No, you must never delay or intentionally record incorrect, incomplete or misleading information about financial transactions. In addition, you should report this episode to your Compliance Officer, particularly if this suggestion was made by your manager or supervisor.

Records Management

Platinum considers records created or received during the course of business a company asset. Such records include all documents, email, spreadsheets and presentations, regardless of whether they are electronic or hard copy. We manage and retain all Company records according to our Global Record Retention Policy and Procedures available on the Platinum Internal Information Network.

Political Activity and Contributions

Platinum will fully comply with all political contribution laws. Company funds may not be used for contributions of any kind to any political party or committee or to any candidate or holder of any government position unless such contribution is permitted by law and complies with Company policies.

It is against Company policy for employees to lobby other employees on behalf of a political candidate during the workday or during any Company sponsored events. Outside normal office hours, you are free to participate in political campaigns on behalf of candidates or issues and to make personal political contributions, but you must do so in a way that does not imply that your activities are on behalf of the Company.

Electronic Communication & Social Media

We are responsible for the appropriate and ethical use of the Company’s computer and network systems at all times and to use these resources in accordance with Platinum’s End User Information Technology Security Policy.

In general, employees engaging in any sort of social media should always be respectful of others, adhere to the Company’s confidentiality policies and clearly identify their opinions as their own and not those of the Company. If you have any questions about your use of electronic communication systems, internet usage or social media, you should contact your Compliance Officer.

Equal Employment Opportunity and Anti-Harassment

The Company is committed to providing equal employment opportunities for all employees and will not tolerate any speech or conduct that is intended to, or has the effect of, discriminating against or harassing any qualified applicant or employee because of his or her race, color, religion, sex (including pregnancy, childbirth or related medical conditions), national origin, sexual orientation, age, physical or mental disability, alienage or citizenship status, marital status, veteran status or any characteristic protected by law.

“Harassment” includes any conduct likely to cause offense or humiliation to any person or that might be perceived by a reasonable person to place a condition on employment or any opportunity for training or promotion. In particular, sexual harassment, whether verbal, physical or environmental, and whether in the workplace itself or in outside work-sponsored settings, is unacceptable and will not be tolerated. Sexual harassment includes unwelcome and unwanted sex-based conduct: (i) when an employee’s submission to or rejection of such conduct is made implicitly or explicitly a term or condition of his or her employment or otherwise affects decisions regarding hiring, evaluation, promotion or any other aspect of employment; or (ii) when such conduct substantially interferes with an individual’s employment or creates an intimidating, hostile or offensive work environment.

The Company will not tolerate discrimination or harassment by anyone, including managers, co-workers, clients, brokers or other business partners. This policy extends to every phase of the employment process, including recruiting, hiring, training, promotion, compensation, benefits, discipline and termination, layoffs, and company-sponsored educational, social and recreational programs. If you observe conduct that you believe is discriminatory or harassing, or if you feel you have been the victim of discrimination or harassment, you should notify HR or your Compliance Officer immediately. The Company will investigate all such reports and take appropriate action.

Q: My supervisor tells sexually offensive jokes and comments on my appearance in a way that makes me uncomfortable. When I object to his behavior he says he is only kidding. I thought about complaining to HR but I am concerned that complaining may affect my promotion and bonus. What should I do?

A: You should report this situation to HR or through any of the Compliance Reporting Resources in the Code. The Company will protect you from any retaliation from your supervisor (or anyone else), including any effect on your opportunity for a promotion or your compensation due to your report. You have the right to work in a safe and harassment-free environment and the Company is committed to safeguarding that right.

Health and Safety

The Company will conduct its business in a manner designed to protect the health and safety of its employees, the public and the environment. The Company’s policy is to comply with all applicable governmental health, safety and environmental requirements. Accordingly, you must follow all safety laws and regulations, as well as Company safety policies and procedures. You must immediately report any accident, injury or unsafe equipment, practices or conditions to your Compliance Officer.

Reporting Possible Violations, Asking for Help and Reporting Concerns

You must report possible violations of the Code or the law to your Compliance Officer, the General Counsel or the internal audit officer, as appropriate, or through the AlertLine website or AlertLine’s 24-hour, toll-free compliance reporting hotline listed below. The General Counsel will report to the Board of Directors regarding issues arising in connection with the Code. You are also required to cooperate in any investigations into such violations. The Company prefers that you give your identity when reporting a possible violation to allow the Company to contact you in the event further information is needed to investigate the violation. Your identity will be maintained in confidence to the extent practicable under the circumstances. However, you may also report violations anonymously. All reported violations will be investigated.

The Company considers enforcement of the Code to be among its highest priorities, but it also recognizes that it is sometimes difficult to distinguish between permissible and impermissible conduct. For that reason, the Company encourages open communication. Whenever you have a question or concern, or are unsure about the appropriate course of action:

•	Speak with your manager, who may have the information you need, or may be able to refer the matter to the appropriate person.

•	If you are uncomfortable speaking with your manager, you may also contact any manager in the Company with whom you feel comfortable or your Compliance Officer, the internal audit officer or the General Counsel.

•	You may submit questions or concerns via the AlertLine web site at https://www.compliance-helpline.com/login.jsp?langRequested=0 (“Platinum” and “broadway” are the generic user name and password), or AlertLine’s 24-hour, toll-free compliance reporting hotline. In the United States, you may call 1-800-93-ALERT (1-800-932-5378). In Bermuda, you should first dial the direct access number 1-800-872-2881, followed by 800-932-5378. Outside of the United States or Bermuda, you must first dial the relevant direct access number followed by 800-932-5378.

•	In addition to the contacts listed above, if you have concerns or complaints about accounting or audit matters or Platinum’s internal accounting controls, you may direct your concern to the internal audit officer or the Chairman of the Audit Committee of the Board of Directors.

The Company will not retaliate against anyone who, in good faith, notifies the Company of a possible violation of law or the Code or cooperates with an investigation of any violation, permit retaliation by management or other employees, or tolerate any harassment or intimidation of anyone who reports a possible violation. To the fullest extent possible, the Company will keep complaints and their resolution confidential.

Q: What happens after a report is made? Will my supervisor be notified that I made a report?

A: The Company will promptly conduct a thorough investigation that complies with applicable laws. Once the investigation is completed, the Company will take appropriate disciplinary or corrective action. As the person making the report, you may be informed when the investigation is concluded, but it is not always appropriate to share with you the details or results of the investigation. Generally, your supervisor will not be notified of your report. However, depending on the nature of the report (i.e., sexual harassment complaint regarding your supervisor), notifying your supervisor may be unavoidable.

Waivers and Amendments

Because of the importance of the matters addressed by the Code, waivers will only be granted in limited circumstances and at the sole discretion of the Company. Any request for a waiver must be submitted in writing to the General Counsel. The waiver of any provision of the Code for a director or an executive officer must be approved by the Board of Directors (or its designated committee) and will be promptly disclosed to shareholders to the extent required by law or regulation. Waivers that have been granted to employees will be reported to the Board of Directors (or its designated committee) in due course.

The Board of Directors reserves the right to amend the Code at any time and for any reason, subject to applicable laws.

Your Employment with Platinum

Please be advised that the Code is not an employment contract and does not modify the employment relationship between you and the Company. Nor does the Code create any contractual or legal rights between you and the Company. Unless an employee has a written employment agreement with the Company, all employment is at will, which means that the Company and the employee each have the right to terminate their employment relationship at any time for any reason with or without cause and with or without notice subject to the requirements of applicable law and the Company’s non-retaliation policy for good faith reporting of actual or suspected violations of law, the Code or Company policies and procedures.

The Company will not retaliate against anyone who, in good faith, notifies the
Company of a possible violation of law or the Code or cooperates with an investigation of any potential violation. In addition, the Company will not permit retaliation by management or other employees or tolerate any harassment or intimidation of anyone who reports a possible violation. To the fullest extent possible, the Company will keep complaints and the terms of their resolution confidential.

Compliance Reporting Resources

AlertLine Anonymous Reporting:
https://www.compliancehelpline.com/login.jsp?langRequested=0
“Platinum” and “broadway” are the generic user name and password

AlertLine 24-Hour Anonymous Reporting Hotline:
In the United States: call 1-800-93-ALERT (1-800-932-5378)
In Bermuda: first dial the direct access number 1-800-872-2881, followed by 800-932-5378
Outside the U.S. or Bermuda: dial the relevant direct access number followed by 800-932-5378

Platinum Compliance Officers:
Michael Lombardozzi
Platinum Underwriters Holdings, Ltd.
TEL: 203-252-5833
mlombardozzi@platinumre.com

James Conway
Platinum Underwriters Reinsurance, Inc.
TEL: 212-238-9547
jconway@platinumre.com

Kurt Dickman
Platinum Underwriters Bermuda, Ltd.
TEL: 441-298-0773
kdickman@platinumre.com

Christina M. Parker
Platinum Administrative Services, Inc.
TEL: 212-238-9497
cparker@platinumre.com

Internal Audit Officer:
Jeremiah Downing
Platinum Administrative Services, Inc.
TEL: 212-238-9239
jdowning@platinumre.com

Platinum Audit Committee:
Christopher J. Steffen (Chairman)
A. John Haas
Anthony P.D. Lancaster
c/o Platinum Underwriters Holdings, Ltd.
Waterloo House, 100 Pitts Bay Road
Pembroke HM 08, Bermuda